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Exhibit (a)(5)(ii)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Bally Technologies, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated April 8, 2011, and the related Letter of Transmittal, and any amendments or supplements thereto . The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares of common stock would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Bally Technologies, Inc. by the Dealer Managers (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by
BALLY TECHNOLOGIES, INC.
of
Up to $400,000,000 in Value of Shares of its Common Stock
At a Purchase Price
Not Greater Than $40.00 per Share
Nor Less Than $34.50 per Share

        Bally Technologies, Inc., a Nevada corporation (the "Company"), is offering to purchase up to $400 million in value of shares of its common stock, $0.10 par value per share (the "Shares"), at a price not greater than $40.00 nor less than $34.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 8, 2011 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the "Offer").

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 6, 2011, UNLESS THE OFFER IS EXTENDED.

        The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase, including the consummation by the Company of certain debt financing from new credit facilities, as described in the Offer to Purchase, that is sufficient to fund the purchase of Shares in the Offer and to pay all fees and expenses in connection with the Offer.

        Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified "Dutch auction" process, the Company will determine a single per Share purchase price, not greater than $40.00 nor less than $34.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow it to purchase up to $400 million in value of Shares. If, based on the purchase price determined by the Company, Shares having an aggregate value of less than $400 million are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn before the Offer expires. All Shares the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any stockholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration, and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the purchase price if, based on the purchase price determined by the Company, more than $400 million in value of Shares are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company's expense promptly after the expiration date of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

        As of April 7, 2011, there were 52,916,823 Shares issued and outstanding, excluding 7,215,469 Shares held in treasury. At the maximum purchase price of $40.00 per Share, the Company could purchase 10,000,000 Shares if the Offer is fully subscribed, which would represent approximately 18.9% of the issued and outstanding Shares as of April 7, 2011. At the minimum purchase price of $34.50 per Share, the Company could purchase 11,594,203 Shares if the Offer is fully subscribed, which would represent approximately 21.9% of the issued and outstanding Shares as of April 7, 2011. The Shares are listed and traded on the New York Stock Exchange under the symbol "BYI." Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the "Depositary"), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer.

        The Offer will expire at 5:00 p.m., New York City time, on Friday, May 6, 2011, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term "expiration date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

        In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $40.00 nor less than $34.50 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering stockholder receiving the minimum price of $34.50 per Share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

        Upon the terms and subject to the conditions of the Offer, if, based on the purchase price determined by the Company, Shares having an aggregate value in excess of $400 million (or such greater amount as the Company may elect to pay, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date of the Offer, the Company will purchase Shares as follows:

  •
  first, from all holders of "odd lots" of less than 100 Shares who properly tender all of their Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date of the Offer;

  •
  second, from all other stockholders who properly tender Shares at or below the purchase price determined in the Offer and who do not properly withdraw them before the expiration date of the Offer, on a pro rata basis (except for stockholders who tendered Shares conditionally for which the condition was not satisfied); and

  •
  third, only if necessary to permit the Company to purchase $400 million in value of Shares (or such greater amount as the Company may elect to pay, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

        For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the "odd lot" priority, proration, and conditional tender provisions of the Offer, Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of the Shares for payment pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration date of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely book-entry confirmation of the deposit of Shares into the Depositary's account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an agent's message (as defined in the Offer to Purchase)); and (iii) any other required documents.

        Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the odd lot priority, proration and conditional tender provisions described in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least four business days after the expiration date of the Offer. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date of the Offer.

        Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration date of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 12:00 Midnight, New York City time, on the night of Friday, June 3, 2011. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility's procedures.

        The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. None of the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc. and Wells Fargo Securities, LLC, as dealer managers (the "Dealer Managers"), American Stock Transfer & Trust Company, LLC, as the Depositary, Morrow & Co., LLC, as the information agent (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The Company is making the Offer because its management and Board of Directors believe that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide all of the Company's stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.

        The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker's fees or commissions associated with open market sales. Furthermore, "odd lot" holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer also will avoid any "odd lot" discounts that might otherwise be applicable to sales of their Shares.

        Generally, a stockholder will be subject to U.S. federal income taxation and applicable withholding upon receiving cash in exchange for the Shares the stockholder tenders in the Offer. The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 14 of the Offer to Purchase. A foreign stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer and may also be subject to tax in other jurisdictions on the disposal of Shares. All stockholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult their own tax advisors with respect to their particular circumstances.

        The Company's Board of Directors has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Managers, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. None of the Company, its Board of Directors, the Dealer Managers, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult their own financial and tax advisors. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

        The Company's directors and executive officers have advised the Company that they do not intend to tender their Shares in the Offer.

        The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

        Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of April 7, 2011. The Offer is explained in detail in those materials.

        Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms Call: (800) 662-5200
Stockholders Call Toll Free: (800) 607-0088
E-mail: byi.info@morrowco.com

The Dealer Managers for the Offer are:

BofA Merrill Lynch Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower One Bryant Park New York, New York 10036 Call toll-free (888) 803-9655	Mitsubishi UFJ Securities 1633 Broadway, 29th Floor New York, New York 10019 Call toll-free (877) 649-6848	Wells Fargo Securities 375 Park Avenue, 4th Floor New York, New York 10152 Call toll-free (800) 532-2916

April 8, 2011

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  Exhibit (a)(5)(ii)